File No. 812-15806

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

GLADSTONE ALTERNATIVE INCOME FUND; GLADSTONE CAPITAL CORPORATION;

GLADSTONE INVESTMENT CORPORATION; GLADSTONE BUSINESS LOAN, LLC; GLADSTONE

BUSINESS INVESTMENT, LLC AND GLADSTONE MANAGEMENT CORPORATION

1521 Westbranch Drive, Suite 100

McLean, Virginia 22102

Telephone: (703) 287-5800

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT

COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d)

AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

David Gladstone

Chief Executive Officer

Gladstone Management Corporation

1521 Westbranch Drive, Suite 100

McLean, Virginia 22102

Telephone: (703) 287-5800

david.gladstone@gladstone.com

Copies to:

William J. Tuttle, P.C.

Erin M. Lett

Kirkland & Ellis LLP

1301 Pennsylvania Avenue, NW

Washington, DC 20004

(202) 389-5000

william.tuttle@kirkland.com

erin.lett@kirkland.com

August 12, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

	:	AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER
IN THE MATTER OF	:	PURSUANT TO SECTIONS 17(d) AND 57(i)
	:	OF THE INVESTMENT COMPANY ACT OF
GLADSTONE ALTERNATIVE INCOME	:	1940 AND RULE 17d-1 UNDER THE
FUND; GLADSTONE CAPITAL	:	INVESTMENT COMPANY ACT OF 1940
CORPORATION; GLADSTONE	:	PERMITTING CERTAIN JOINT
INVESTMENT CORPORATION;	:	TRANSACTIONS OTHERWISE
GLADSTONE BUSINESS LOAN, LLC;	:	PROHIBITED BY SECTIONS 17(d) AND
GLADSTONE BUSINESS	:	57(a)(4) OF AND RULE 17d-1 UNDER THE
INVESTMENT, LLC; AND GLADSTONE	:	INVESTMENT COMPANY ACT OF 1940
MANAGEMENT CORPORATION	:
:
1521 Westbranch Drive, Suite 100	:
McLean, Virginia 22102	:
:
File No. 812-15806	:
:
:
:
:
:
:
:

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on July 26, 2012 (the “Prior Order”)2 that was granted pursuant to Sections 17(d), 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	Gladstone Alternative Income Fund, a closed-end management investment company registered under the Act (“GALT”);
•	Gladstone Capital Corporation, a closed-end management investment company that has elected to be regulated as a business development company (“GLAD”);
•

Gladstone Investment Corporation, a closed-end management investment company that has elected to be regulated as a business development company (“GAIN” and, together with GALT and GLAD, the “Existing Regulated Funds”);

•

Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of an Existing Regulated Fund; and

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC-30125 (June 29, 2012) (notice), Release No. IC-30154 (July 26, 2012) (order).

C.	GAIN

GAIN was organized as a corporation under the Delaware General Corporation Law on February 18, 2005 and completed an initial public offering on June 22, 2005. GAIN is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC, under the Act. GAIN intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. GAIN’s principal place of business is 1521 Westbranch Drive, Suite 100, McLean, Virginia 22102.

GAIN’s investment objectives are to: (i) achieve and grow current income by investing in debt securities of established businesses that GAIN believes will provide stable earnings and cash flow to pay expenses, make principal and interest payments on GAIN’s outstanding indebtedness and make distributions to stockholders that grow over time, and (ii) provide GAIN’s stockholders with long-term capital appreciation in the value of GAIN’s assets by investing in equity securities of established businesses, generally in combination with the aforementioned debt securities, that GAIN believes can grow over time to permit it to sell its equity investments for capital gains. GAIN has a seven-member board (the “GAIN Board” and, together with the GALT Board, the GLAD Board and the board of any Future Regulated Fund, the “Board”), of which five members are not “interested” persons of GAIN within the meaning of Section 2(a)(19) of the Act.

D.	GMC

GMC serves as the investment adviser of the Existing Regulated Funds, and either it or another Adviser will serve as the investment adviser to any Future Regulated Fund. GMC is a Delaware corporation and is a registered investment adviser with the Commission under the Investment Advisers Act of 1940. On the date of this Application, GMC’s sole clients that intend to rely on the Order are GALT, GAIN and GLAD.

GMC is a leading alternative asset manager providing services to funds that invest in a diverse range of alternative strategies, including private debt, private equity, real estate and natural resource real assets. The firm is headquartered in McClean, Virginia and has offices in other states.

Under the terms of an investment advisory agreement with each Existing Regulated Fund, GMC will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to each Existing Regulated Fund’s officers and directors/trustees regularly.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.

[10]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With respect to GMC and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with any Adviser that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

[11]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[12]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[13]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[19]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

[20]

See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

David Gladstone

Chief Executive Officer

Gladstone Management Corporation

1521 Westbranch Drive, Suite 100

McLean, Virginia 22102

Telephone: (703) 287-5800

david.gladstone@gladstone.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

William J. Tuttle, P.C.

Erin M Lett

Kirkland & Ellis LLP

1301 Pennsylvania Ave NW

Washington, DC 20004

(202) 389-5000

william.tuttle@kirkland.com

erin.lett@kirkland.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 12th day of August, 2025.

GLADSTONE ALTERNATIVE INCOME FUND

By:	/s/ David Gladstone
Name:	David Gladstone
Title:	Chief Executive Officer

GLADSTONE CAPITAL CORPORATION

By:	/s/ David Gladstone
Name:	David Gladstone
Title:	Chief Executive Officer

GLADSTONE INVESTMENT CORPORATION

By:	/s/ David Gladstone
Name:	David Gladstone
Title:	Chief Executive Officer

GLADSTONE MANAGEMENT CORPORATION

By:	/s/ David Gladstone
Name:	David Gladstone
Title:	Chief Executive Officer

Existing Wholly-Owned Subsidiaries:

GLADSTONE BUSINESS LOAN, LLC GLADSTONE BUSINESS INVESTMENT, LLC

By:	/s/ David Gladstone
Name:	David Gladstone
Title:	Chief Executive Officer

VERIFICATION

Each of the undersigned states that he has duly executed the attached application dated as of August 12, 2025 for and on behalf of the entities listed below; that he holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

GLADSTONE ALTERNATIVE INCOME FUND

By:	/s/ David Gladstone
Name:	David Gladstone
Title:	Chief Executive Officer

GLADSTONE CAPITAL CORPORATION

By:	/s/ David Gladstone
Name:	David Gladstone
Title:	Chief Executive Officer

GLADSTONE INVESTMENT CORPORATION

By:	/s/ David Gladstone
Name:	David Gladstone
Title:	Chief Executive Officer

GLADSTONE MANAGEMENT CORPORATION

By:	/s/ David Gladstone
Name:	David Gladstone
Title:	Chief Executive Officer

Existing Wholly-Owned Subsidiaries:

GLADSTONE BUSINESS LOAN, LLC GLADSTONE BUSINESS INVESTMENT, LLC

By:	/s/ David Gladstone
Name:	David Gladstone
Title:	Chief Executive Officer